Exhibit 3.29(a)

LIMITED LIABILITY COMPANY AGREEMENT
OF
LUCKEY RANCH PARTNERS, LLC

Luckey Ranch Partners, LLC (the “Company”) was formed by the filing of the certificate of formation of the Company with the Delaware Secretary of State on November 20, 2012. This statement constitutes the Limited Liability Company Agreement (“Agreement”), as that term is defined in the Delaware Limited Liability Company Act Section 18-101(7), of the Company.

The sole Member hereby states as follows:

1.	Name. The name of the limited liability company is Luckey Ranch Partners, LLC.

2.
Registered Office and Principal Office.  The address of the registered office of the Company is 1675 South State Street, Suite B, Dover, Delaware 19901. The Company’s principal office shall be located at c/o LGI Homes Group, LLC, 1450 Lake Robbins Dr., Suite 430, The Woodlands, Texas 77380.

3.	Registered Agent. The name and address of the Registered Agent of the Company for service of process on the Company is Capitol Services, Inc.

4.	Term. The Company shall continue until dissolved in accordance with applicable law.

5.	Business. The business of the Company is to engage in any lawful activity.

6.
Member and Manager. The initial Manager named in the Certificate of Formation, LGI-GTIS Holdings IV, LLC, a Delaware limited liability company, shall continue in such capacity until replaced by the Member. Accordingly, the name and the business address of the sole Member and sole Manager is as follows:

LGI-GTIS Holdings IV, LLC
C/OLGI Homes Group, LLC
1450 Lake Robbins Dr., Suite 430
The Woodlands, Texas 77380

7.
Powers. The business and affairs of the Company shall be conducted by the Manager. Any person dealing with the Company may rely, without further inquiry, on the identity of the Manager set forth in this Agreement, until this Agreement is amended to reflect a change in the identity of the Manager. The Manager shall have the power to do any and all acts necessary or convenient to or for the furtherance of the business of the Company, including all powers, statutory or otherwise, possessed by members of limited liability companies under the laws of the State of Delaware. The Manager has the authority to bind the Company.

The Manager has the authority to sign all documents on behalf of the Company. The Manager may appoint such officers of the Company as the Manager determines.

8.	Capital Contributions.The Member has contributed $100, in cash, and no other property, to the Company.

9.	Additional Contribution.The Member may, but is not required to, make an additional contribution to the Company.

10.	Allocations of Profits and Losses.The Company’s profits and losses shall be allocated to the Member.

11.	Distributions. Distributions shall be made to the Member at the times determined by the Member.

12.
Tax Characterization.It is the intention of the Member that the Company be disregarded for federal and all relevant state tax purposes and that the activities of the Company be deemed to be the activities of the Member for such purposes.

13.	Assignments.The Member may assign in whole or in part its limited liability company interest.

14.
Admission of Additional Members. Additional members of the Company may be admitted to the Company with the consent of the Member. As a condition to the admission of an additional member or members, the Member and the additional members shall enter into an amended and restated Limited Liability Company Agreement that reflects the agreement of the members with respect to the operation of the Company.

15.
Liability of Members and Indemnification.Except as required by law, neither the Member, the Manager nor any officer of the Company shall have liability for the obligations or liabilities of the Company. The Company shall defend and indemnify the Member, the Manager and any officers for their actions as Member, Manager or officer, except to the extent prohibited by law. The Company shall also defend and indemnify any person executing the Company’s certificate of formation against any loss, damage, judgment, expense or liability incurred by such person by reason of having prepared or filed the certificate of formation or such person’s status as the organizer of the Company. Notwithstanding the provisions of this Section 15, the Member, the Manager and any officer of the Company shall not be indemnified from any liability for fraud, willful misconduct, gross negligence or if such person was not acting in good faith with the reasonable belief that such person’s conduct was within the scope of authority conferred by this Agreement. Any indemnity under this Section 15 shall be provided out of and to the extent of Company assets only, and the Member, the

Manager and the officers of the Company shall not have personal liability on account thereof.

16.	Governing Law.This Agreement shall be governed by, and construed under, the laws of the State of Delaware.

17.	Amendment.This Agreement may be amended in writing by the Member.

18.
Sole Benefit of Member.Except as expressly provided in Section 15, the provisions of this Agreement are intended solely to benefit the Member and, to the fullest extent permitted by applicable law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor shall be third-party beneficiary of this Agreement), and no Member shall have any duty or obligation to any creditor of the Company to make any contributions or payments to the Company.

19.
Binding Agreement.Notwithstanding any other provision of this Agreement, the Member agrees that this Agreement constitutes a legal, valid and binding agreement of the Member, and is enforceable against the Member, and its successors and assigns, in accordance with its terms.

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IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of the date first above written.

MEMBER AND MANAGER:

LGI-GTIS HOLDINGS IV, LLC
a Delaware limited liability company

By:	LGI Homes Group, LLC, a Texas
limited liability company, Managing Member

	By:	/s/ Eric T. Lipar
Eric T. Lipar, Manager

[Signature Page to Limited Liability Company Agreement of Luckey Ranch Partners, LLC]